Mail Room 4561

November 9, 2006

Ofer Segev
Chief Financial Officer
Attunity LTD
70 Blanchard Road
Burlington, Massachusetts 01803

> **Re:**   **Attunity LTD**
> **Registration Statement on Form F-3**
> **Filed on October 17, 2006**
> **File No. 333-138044**
>
> **Form 20-F for the fiscal year ended December 31, 2005**
> **File No. 0-20892**

Dear Mr. Segev:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Shareholders, page 18

1. Identify the natural person or persons who have voting and/or investment control over each selling shareholder entity listed in the table on page 20. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available Corporation Finance Telephone Interpretation Manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual. This information may be disclosed in footnotes to the selling shareholder table.

Offer Statistics, Expected Time Table and Plan of Distribution, page 24

2. We note your discussion regarding short sales. Please supplementally confirm that you are aware of Corporation Finance Telephone Interp. A. 65 (July 1997) on this issue, which is publicly available on our website.

Part II

Undertakings

3. We note that you appear to be relying on the Item 512(a)(5)(i) undertaking, which relates to Rule 430B. It does not appear that you are eligible to rely on Rule 430B. Please advise us of the basis for your reliance on this rule. If you are unable to satisfy the requirements of Rule 430B, please provide the undertaking specified by Item 512(a)(5)(ii) of Regulation S-K, which relates to Rule 430C.

4. In addition, because this is not "a primary offering of the initial distribution of the securities," please remove the related undertaking specified by Item 512(a)(6) of Regulation S-K.

5. It appears, however, that the undertaking required by Item 512(b) of Regulation S-K, which relates to filings incorporating subsequent Exchange Act documents by reference, does apply to you. Please revise or advise.

Form 20-F for the fiscal year ended December 31, 2005

Disclosure Controls and Procedures

6. You state that the company's controls and procedures were designed "to ensure that information required to be disclosed in the reports that we file under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was made known to our management, including our CEO and CFO, by others within the Company, as appropriate to allow timely decisions regarding required disclosure." This definition differs slightly from what is called for under Rule13a-15(e) or 15d-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act "is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures met all of the requirements of this section for the relevant period and that you will conform your disclosure in future filings.

As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct your questions or concerns to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to Anne Nguyen Parker, Special Counsel, at 202-551-3611. If you still require further assistance, please contact me at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 617-338-2880
        Howard Berkenblit, Esq.
        Z.A.G./S&W LLP